Exhibit 1.3

FIRST AMENDMENT TO LETTER AGREEMENT DATED MARCH 26, 2012

This first amendment (the “Amendment”) to the letter agreement dated March 26, 2012 between Sterne, Agee & Leach, Inc. (“Sterne Agee”) and LaPorte Bancorp, Inc. (the “Company”) with respect to the provision of financial advisory services (the “Agreement”) is made effective the 25th day of July 2012.

W I T N E S S E T H:

WHEREAS, Sterne Agee and the Company have entered into the Agreement, pursuant to which Sterne Agee is acting as the exclusive financial advisor to the Company in connection with the proposed conversion of LaPorte Savings Bank (the “Bank”) from the mutual holding company form of organization to the stock holding company form of organization, including the offer and sale of common stock of a newly organized holding company of the Bank; and

WHEREAS, Sterne Agee and the Company have determined that it is in the best interest of the parties to amend the Agreement in the manner set forth below; and

WHEREAS, capitalized terms not defined herein shall have the meanings assigned to such terms in the Agreement; and

WHEREAS, Sterne Agee and the Company intend that the Agreement shall remain in full force and effect, except as specifically modified herein.

NOW, THEREFORE, in consideration of the mutual covenants, conditions, promises, and obligations of the parties, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Section 3(a) of the Agreement is amended and restated in its entirety to read as follows:

Management Fee. The Company will pay to Sterne Agee a non-refundable retainer fee of $30,000 (the “Management Fee”) in cash payable as follows: $15,000 upon the execution of this Agreement and $15,000 upon the initial filing of a Registration Statement with the SEC. The Management Fee will be refundable to the Company to the extent not actually incurred by Sterne Agee.

2. Section 3(d) of the Agreement is amended and restated in its entirety to read as follows:

Records Agent Fees. For the Records Agent services outlined above, the Company agrees to pay Sterne Agee a cash fee of $35,000. This fee is based on the requirements of the current banking regulations, the Plan, as currently contemplated, and the expectation that member data will be processed as of three key record dates. Any material changes in the regulations or the Plan, or delays requiring duplicate or replacement processing due to changes to record dates, may result in additional fees not to exceed $10,000. All fees under this Agreement shall be payable as follows (a) $5,000 upon the execution of this agreement, which shall be non-refundable and (b) the balance upon mailing subscription documents. Fees for Records Agent Services will be refundable to the Company to the extent not actually incurred by Sterne Agee.

3. Section 4 of the Agreement is amended and restated in its entirety to read as follows:

The Company will pay all of its fees, disbursements and expenses in connection with the Offering customarily borne by issuers, including without limitation, (a) the cost of obtaining all securities and bank regulatory approvals, including any required Securities and Exchange Commission (“SEC”) or Financial Industry Regulatory Authority (“FINRA”) filing fees; (b) the cost of printing and distributing the offering materials; (c) the costs of blue sky qualification (including fees and expenses of blue sky counsel) of the shares in the various states; (d) listing fees; (e) all fees and disbursements of the Company’s counsel, accountants and other advisors; (f) the establishment and operational expenses for the Stock Information Center and (g) Syndicated Community Offering expenses associated with the Offering. In the event Sterne Agee incurs any such fees and expenses on behalf of the Company, the Company will reimburse Sterne Agee for such fees and expenses whether or not the Offering is consummated.

In addition, whether or not the proposed Offering is consummated and in addition to any fees payable to Sterne Agee pursuant to Section 3 above, the Company will reimburse Sterne Agee for all of its reasonable out-of-pocket expenses incurred in connection with, or arising out of, Sterne Agee’s activities under, or contemplated by, its engagement hereunder, including without limitation Sterne Agee’s travel costs, meals and lodging, photocopying, data processing fees and expenses, advertising and communications expenses, which will not exceed $100,000. In addition, Sterne Agee will be reimbursed for its legal fees (excluding the reasonable out-of-pocket expenses of counsel) which will not exceed $75,000. These expenses assume no unusual circumstances or delays, or a re-solicitation in connection with the Offerings. Sterne Agee and the Company acknowledge that such expense cap may be increased by an additional amount not to exceed $40,000 by mutual consent, including in the event of a material delay of the Offering which would require an update of the financial information in tabular form to reflect a period later than set forth in the original filing of the offering document. All expense reimbursements to be made to Sterne Agee hereunder shall be made by the Company promptly upon submission by Sterne Agee to the Company of statements therefore.

4. Except as expressly provided herein, the terms and conditions of the Agreement shall remain in full force and effect and shall be binding on the parties hereto.

[Remainder of page intentionally blank]

IN WITNESS WHEREOF, the parties have executed this Amendment effective on the day and year first written above.

STERNE, AGEE & LEACH, INC.:

By:	/s/ Robert Toma
Robert Toma
Director, Investment Banking

By:	/s/ Joseph J. Zabik
Joseph J. Zabik
Head of Investment Banking Division

LAPORTE BANCORP, INC.:

By:	/s/ Michele Thompson
Michele Thompson
President and Chief Financial Officer

4